Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have earnings. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Fiscal Year Ended December 31,
	2011	2010	2009	2008	2007
(dollars in thousands)
Net loss	$(109,388)	$(140,166)	$(87,703)	$(43,754)	$(21,518)
Add back: Fixed charges	518	367	146	183	241

Total adjusted net loss	$(108,870)	$(139,799)	$(87,557)	$(43,571)	$(21,277)

Fixed charges:
Interest expense	287	194	30	92	216
Interest portion of rental expense	231	173	116	91	25

Total fixed charges	518	367	146	183	241

Deficiency of earnings available to fixed charges(1)	$(109,388)	$(140,166)	$(87,703)	$(43,754)	$(21,518)

(1)	Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.